[Letterhead]

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FOR CONFIDENTIAL TREATMENT.

June 14, 2006

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Echelon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 14, 2006

Form 10-Q for the Quarterly Period Ended March 31, 2006 Filed May 10, 2006

Forms 8-K Filed February 2, 2006, April 14, 2006 and April 24, 2006

File No. 000-29748

Dear Ms. Collins:

This letter is submitted in response to your letter dated May 18, 2006 setting forth comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings of Echelon Corporation (“Echelon” or the “Company”).

Confidential Treatment Request

Because of the sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for this letter. The confidential portions have been excluded from the version of this letter filed via EDGAR. Echelon is requesting confidential treatment for this letter in connection with the Freedom of Information Act and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

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All notices and orders regarding this request should be sent to:

Echelon Corporation

550 Meridian Avenue

San Jose, CA 95126

Attention: General Counsel

Phone: (408) 938-5382

Fax: (408) 790-3350

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K For the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 51

1.	We note your definition of “disclosure controls and procedures” included in your disclosure here and in your subsequent 10-Q filed May 10, 2006 refers to the incorrect Rule (e.g., 13a-14(c)) and is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your subsequent periodic reports.

Response to Comment 1: We acknowledge the Staff’s comments and will, in future filings, incorporate the correct Rule references in our discussion of disclosure controls and procedures.

This was strictly an oversight on our part. Our disclosure controls for the relevant periods did meet all of the requirements of Rules 13a-15(e) and 15d-15(e). Namely, these controls and procedures were designed to ensure that the requisite information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. As noted in Item 4 of Exhibits 31.1 and 31.2 to both the Form 10-K and Form 10-Q in question, both our chief executive officer and

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chief financial officer have acknowledged their responsibility for establishing and maintaining disclosure controls and procedures in accordance with Rules 13a-15(e) and 15d-15(e).

Limitations on the Effectiveness of Controls, page 52

2.	We note your disclosure regarding the limitations on the effectiveness of controls, including your statement that “a control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the internal control system are met.” This disclosure should be presented prior to your conclusions on the effectiveness of your disclosure controls and procedures and internal control over financial reporting. Additionally, if you continue to include a discussion of the limitations on the effectiveness of controls, your conclusions should state clearly, if true, that your disclosure controls and procedures and internal controls over financial reporting are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that these controls are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures and internal controls over financial reporting. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available at our website at http://www.sec.gov/rules/final/33-8238.htm. Tell us how you intend to comply with this release.

Response to Comment 2: We acknowledge the Staff’s comments and will, in future filings, incorporate any discussion regarding the general limitations on the effectiveness of control systems, including our Company’s disclosure controls and procedures and internal controls over financial reporting, prior to setting forth our principal executive and financial officers’ conclusions on the effectiveness of our controls.

In addition, if our future filings include any discussion of such control system limitations, our principal executive and financial officers’ conclusions will state that our disclosure controls and procedures and internal controls over financial reporting are designed to provide reasonable assurance of achieving their objectives. Their conclusions will also indicate whether or not, in their opinion, our controls are effective at that reasonable assurance level.

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Forms 8-K filed February 2, 2006 and April 24, 2006

3.	We note your non-GAAP presentation in the Form 8-K’s referred to above and it appears that the nature, content and format of your Non-GAAP Consolidated Condensed Statements of Operations does not comply with Item 100(b) of Regulation G. In this regard, we note your presentation of a full non-GAAP Statement of Operations could be reasonably interpreted to imply that the presentation is based on a comprehensive set of accounting rules or principles when, in fact, that is not the case. Please explain why you believe this presentation is appropriate.

Response to Comment 3: We acknowledge the Staff’s comments and advise the Staff that the format of the Company’s non-GAAP disclosures is, in part, a response to requests by its investors for such information. In addition, we advise the staff that Echelon’s management utilizes a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of the Company’s business, for making operating decisions, and for forecasting and planning for future periods. While the Company’s management uses non-GAAP financial measures as a tool to enhance their understanding of certain aspects of the Company’s financial performance and prospects for the future, management does not consider these measures to be a substitute for, nor superior to, the information provided by GAAP financial measures.

As management uses the non-GAAP information presented in these earnings releases for the reasons described above, the Company believes that this information is of value to its investors and other readers of its financial statements. By presenting Echelon’s Non-GAAP Consolidated Condensed Statements of Operations in the manner being discussed, it enables these individuals to see the Company’s financial performance “through the eyes of management.” In other words, such supplemental data, while admittedly not a substitute for GAAP financial measures, allows for greater transparency in the review of the Company’s financial and operational performance, allowing external parties to evaluate the same information, in the same format, used by management.

The Company also believes that, as evidenced by the disparate charges that these amounts represent, excluding them from the Company’s non-GAAP financial measures provides readers with the necessary tools to accurately compare the Company’s financial results over multiple periods on an apples-to-apples basis. As such, management believes that the format of these disclosures thereby promotes operational transparency and clarity and helps to avoid confusion should the Company’s investors and other readers of its financial statements attempt to generate their own models reflecting these non-GAAP results.

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With that being said, the Company understands the Staff’s concerns on this matter. As such, beginning with the quarter ending June 30, 2006, and continuing thereafter, we will no longer include a full non-GAAP Statement of Operations in our quarterly earnings releases.

Form 8-K filed April 14, 2006

4.	We also note that your 8-K filed April 14, 2006 includes references to “pro-forma” revenues had the revenue recognition policy of sales made to EBV Elektronik (EBV) not been revised. Please note that it is not appropriate for you to use this term in your Form 8-K since you have not used that term as contemplated in Regulation S-X. It appears such disclosures should be referred to as non-GAAP measures. Additionally, by presenting such “pro forma” revenues in this 8-K, it appears that this would be considered a non-GAAP measure which would require the disclosures noted in Question 8 of the FAQ as well as a reconciliation to the most directly comparable GAAP financial measure as noted in Item 10(e)(1)(i). Tell us how you intend to comply with these requirements.

Response to Comment 4: We acknowledge the Staff’s comments and advise the Staff that, in using the term “pro forma” in this instance, our intention was simply to explain to our shareholders the impact our revenue recognition policy revision had on the Company’s revenues for the quarter ended March 31, 2006. To that end, we included the following definition of pro forma revenues in the second paragraph of the release: “Pro forma revenue represents revenue before the modification of revenue recognition for sales made to EBV as described above.” Management made the decision to use the term “pro forma” but to also include a clear definition, so as not to imply that our method of recognizing EBV revenues before the change was not in accordance with GAAP. In fact, both approaches are in accordance with GAAP.

We supplementally advise the Staff that, during our preparation of the press release in question, our management discussed using the term “non-GAAP” in lieu of the term “pro forma”. After much debate, however, a decision was made not to do so. This judgment was based on management’s concern that, as noted above, use of the term “non-GAAP” in this context (i.e., referring to what revenues would have been, without giving effect to the revenue recognition policy revision) might have caused our investors, analysts, or other reviewers of the release to conclude that the Company’s revenue recognition policy for sales made to EBV prior to 2006 was not in accordance with generally accepted accounting principles in the United States, when this was, in fact, not the case. Presented with this difficult dichotomy,

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management believed that by defining “pro forma revenues” as we did, we would avoid confusion with that term as used in Regulation S-X, while providing the investor and other readers with an easily understandable explanation of the accounting change.

We believe that our use of the term “pro forma” in our April 13, 2006 press release has not confused our investors. Between the information included in the release, and additional discussion that occurred during our quarterly conference call with analysts and investors on April 20, 2006, management is not aware of any unanswered questions our investors have as to the reasons for, or the effect of, our revenue recognition methodology revision for sales made to EBV.

If the Staff ultimately agrees with us that, under this very specific circumstance, use of the term “non-GAAP” could have been misleading to investors, we believe that the disclosures noted in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, as well as the reconciliation to the most directly comparable GAAP financial measure as noted in Item 10(e)(1)(i) of Regulation S-K, would not be required. In any event, management will, under no circumstances, use the term “pro forma” in the future, except as strictly provided for, and in accordance with, Regulation S-X.

5.	We note from disclosures in your 8-K that the Company revised its revenue recognition policy for sales made to EBV due to management’s conclusion that they could no longer reasonably and reliably estimate and reserve for both EBV’s future returns of excess inventory and POS credits. Explain how management could reasonably and reliably estimate returns, credits and rebates relating to EBV sales in fiscal 2005, 2004 and 2003 and the related interim quarters. Provide us with a schedule of these estimates for each annual and interim period compared to actual amounts for returns, credits and rebates relating to EBV sales. Further, explain why any overstatement or understatement of estimates were not material to each annual or interim period.

Response to Comment 5: We acknowledge the Staff’s comments and provide the following additional information regarding how management could reasonably and reliably estimate returns, credits and rebates relating to EBV sales in fiscal 2005, 2004 and 2003 and the related interim quarters.

Revenue recognition methodology for sales made to EBV – Pre-2006

In general, prior to 2006 the Company recognized revenue from sales made to EBV upon shipment to EBV. At each month-end, and in accordance with SFAS No. 48 (“SFAS 48”), Revenue Recognition When Right of Return Exists, and EITF 01-9,

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Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), adjustments to this “shipped” revenue were made to reserve for (a) items in EBV’s ending inventory that management considered to be in excess of EBV’s requirements, and thus subject to return under EBV’s contractual stock rotation rights, and (b) future sales discounts to be paid to EBV in the form of point-of-sale (“POS”) credits. We refer to these shipped revenue adjustments as the “EBV reserves.”

To calculate the EBV reserves, management has historically used a consistent methodology based on several inputs, including a reconciliation of EBV’s inventory flow, forecasts of EBV’s future sales activity, an understanding of EBV’s target inventory levels, and management of POS credit qualified transactions. A more thorough description of each of these inputs follows.

a. Reconciliation of EBV’s Inventory Flow

Over the years, management has been able to reconcile EBV’s inventory flow with a high degree of accuracy by using data from the Company’s ERP system combined with periodic (e.g., monthly, and in some cases, weekly) reporting from EBV of EBV’s sell-through activity, receipt of Company product activity, and ending inventory balances. In addition, when deemed necessary, the Company has also sent appropriately qualified personnel to EBV’s warehouse to physically count EBV’s ending inventory balances.

b. Forecasts of EBV’s Future Sales Activity

In order to better understand EBV’s business, over the years management has developed a close working relationship with EBV and several of its end-use customers. In addition, management spends quite a bit of time each month analyzing and understanding EBV’s sell-through activity. [***]

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c. EBV’s Target Inventory Levels

As part of the ongoing business relationship with EBV, management has periodically confirmed with EBV, in terms of the number of turns per year, the targeted inventory levels EBV has for the Company’s products. This information, when coupled with EBV’s estimated future sales activity, has allowed management to develop systematic models that compute inventory balances that are in excess of EBV’s stated targets, and thus subject to deferral.

d. Management of POS Qualified Transactions

[***]

Recent issues causing management to revise its revenue recognition methodology for sales made to EBV

As noted in the Company’s press release dated April 13, 2006 (and related Form 8-K dated April 14, 2006), several recent issues have forced management to conclude that it can no longer reasonably and reliably estimate the EBV reserves. These recent issues relate to changes in the number and type of the Company’s products eligible for POS credits, changes in the types of applications the Company’s products are being used in by EBV’s end-use customers, consolidation within EBV’s customer base, changes in the manufacturing locations for certain of EBV’s original equipment manufacturers (“OEMs”), changes in the sales channel for certain of EBV’s largest customers, and EBV’s own ability to accurately forecast its future sales activity. A more thorough discussion of each of these issues is provided below.

i. Consistency in the Number and Type of Products Eligible for POS Credits

[***]

ii. New Applications for the Company’s Products

Historically, EBV’s primary customers for the Company’s POS credit qualifying products have been companies that provide building automation systems (“BAS”) relating to such things as heating, ventilation, and air conditioning (“HVAC”) systems, elevator controls, and so forth. To a lesser extent, EBV has also sold the Company’s products to companies manufacturing industrial control systems. These remain important customers and markets for EBV.

However, the aforementioned increase in products has led to, among other things, new applications for the Company’s products. [***]

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[***]

In addition, some of EBV’s BAS market customers have been building products at their own manufacturing facilities in Europe for many years. As such, in an effort to maximize their production efficiency, they have attempted to maintain a relatively consistent flow of product through their manufacturing process. This has also contributed to management’s historical ability to reasonably and reliably forecast and reserve for future POS credits.

Unlike the BAS market, though, AMR volumes have a high degree of volatility. These volumes become very large when EBV’s customer wins a tender from a utility, but can drop quickly if, for example, work is stopped on the project, options are not exercised by the utility when expected (or at all), or EBV’s customer does not win the follow on contract. [***]

As more and more of EBV’s customers begin utilizing the Company’s products in applications other than those in the traditional BAS market, the volatility of demand for the Company’s products will continue to increase.

iii. Consolidation within EBV’s Customer Base

Over the last several years, there has been a growing trend towards consolidation among several of EBV’s customers. In some cases, sales made by EBV to the acquiring company are POS credit eligible, while sales of the same products to the target company are not. This is due to the fact that, in general, POS credits are based on certain volume requirements that the target company may not have attained. As this consolidation trend continues to gain momentum, the Company runs the risk that, at any given quarter-end, it would not be aware of pending consolidation activity, and as such, could materially under-accrue for future POS credits.

iv. Changes in Manufacturing Locations for EBV’s Customers

For many years, many of EBV’s large OEM customers concentrated their manufacturing efforts in Europe. Recent trends among these OEMs include the increased use of contract equipment manufacturers (“CEMs”). Initially, these CEMs were located in Europe. However, the Company has observed that some of EBV’s OEM customers have begun to move much of their manufacturing to CEMs located in Asia. To the extent such a transition occurred mid-quarter, this trend increases the likelihood that an error would be made at the prior quarter-end in the estimates for both EBV’s excess inventory as well as future POS credits. [***] This is not a long-term solution, but it avoided a short-term problem.

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v. Changes in the Sales Channel for Certain of EBV’s Largest Customers

[***]

vi. EBV’s Ability to Accurately Forecast Future Sales Activity

As previously mentioned, management has regularly reviewed EBV’s backlog information in order to understand and estimate EBV’s future sales activity, including POS qualifying shipments. [***]

Reconciliation of quarter and year-end estimates for EBV related returns, credits, and rebates as compared to actual amounts processed.

As requested, reconciliations of the excess inventory and POS credit amounts reserved for as compared to the actual amounts processed for fiscal years 2005, 2004, and 2003, including interim periods, are provided below for the Staff’s review. In reviewing these calculations, we provide the following additional information for the Staff’s consideration.

Reserves for future POS credits – In calculating the reserve for future POS credits, a two-step process was required to ensure that reserves were only established for (a) POS credit eligible units that had already been sold through by EBV, and (b) POS credit eligible units still in EBV’s ending inventory for which Echelon had already recognized revenue. The calculation of the first component was relatively easy and was based primarily on EBV’s sell-through reporting for the current period. However, estimating POS credits that would be owed to EBV for sales made by EBV to its customers in future periods was somewhat more complicated. This complication was due to the fact that it would be inappropriate for the Company to reserve for a future POS credit until such time as it recognized revenue from the transaction. In other words, if Echelon sold product to EBV, but deferred revenue on that transaction as part of the excess inventory component of the EBV reserves, the establishment of any POS credit reserve would also need to be deferred until such time as the inventory was no longer considered excess to EBV’s requirements and revenue from the original sales transaction to EBV was recognized by Echelon.

To perform this calculation, management would first determine the total “gross” POS credit reserve required assuming revenue had been recognized on all units in EBV’s ending inventory. To this gross value, management would adjust the POS credit reserve balance down to a “net” amount, which took into consideration units in EBV’s ending inventory for which revenue had been deferred. This “net” balance is what was then reflected in the Company’s results of operations for the

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respective period. A summary of the gross and net balances for the years 2003, 2004, and 2005, including interim periods, is as follows:

[***]

While the “net” accrual balance is what was used in the preparation of the Company’s financial statement for a respective quarter, a review of the forecasted versus actual POS credits processed must be based on the “gross” accrual amounts. The reason for this is that actual POS credits processed in any given quarter would arise from either (a) units in EBV’s ending inventory from the prior quarter for which revenue had already been recognized, (b) units in EBV’s ending inventory from the prior quarter for which revenue was deferred in the prior quarter but recognized in the current quarter, or (c) units both shipped to and sold by EBV in the current quarter. Thus, if one were to review the estimated POS credit reserves booked at any given quarter-end (i.e., the “net” balance) with the actual amounts processed in the subsequent quarter (i.e., the “gross” amount), it would be an apples-to-oranges comparison. By utilizing the “gross” accrual balance at each quarter-end instead of the “net” balance, however, the analysis becomes closer to an apples-to-apples comparison. However, it must be noted that it is not a clear apples-to-apples comparison, since as mentioned above, some portion of a current quarter’s POS credits are the result of units shipped by the Company to EBV and subsequently sold by EBV in the same quarter.

The following schedule reflects the gross POS credits reserved for at each quarter-end for the years 2003 through 2005, compared to the actual credits processed in the subsequent quarter.

[***]

This analysis shows that the gross POS credit reserve estimates that were the foundation of what Echelon provided for at each interim and year-end period were reasonably close to actual credits processed.

Reserves for sales returns – The following reconciliation compares the excess inventory/sales return reserves the Company established at each quarterly period during 2003, 2004, and 2005 to the actual amounts returned by EBV during the subsequent three months.

[***]

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The Staff will note that actual product returns during the years 2003, 2004, and 2005, including interim periods, were lower than the amounts Echelon had reserved for. In some cases, these excess reserve amounts were relatively large. [***]

In the Company’s early years, Echelon had many distributor partners in Europe. When these relationships ended, some of these distributors required that, in order for Echelon to get paid what was then owed for sales we had made to the distributor, we must first agree to accept the return of certain Echelon products that were remaining in the distributor’s inventory. Although they had no contractual rights to do so, we did not consider litigation a practical option at the time, so we acquiesced.

[***]

As a result of these events, we came to understand that our distributors’ inventory problems could quickly become Echelon’s inventory problems. [***]

Since that time, Echelon has reduced its number of distributors in Europe to one, EBV. At the same time, we developed a methodology (as described above), which has been consistently applied ever since, for deferring or otherwise reserving revenue on sales made to EBV. This methodology was based on two primary goals. First, we wanted to ensure that our reserve was sufficient to cover any actual returns. Second, we wanted to ensure that EBV did not have significant (as it related to Echelon’s financial position and results of operations) excess inventories based on its near term needs (i.e, we wanted to ensure that Echelon did not recognize revenue on products that were considered excess to EBV’s needs, even if EBV had no contractual rights to return such excess inventory).

[***]

In addition to the business reasons EBV has for purchasing large quantities of our products, some of this excess ordering simply relates to the relative sizes of our two companies. A dollar amount that might mislead our stockholders as to the growth prospects for our business is entirely immaterial to EBV.

[***]

Management’s conclusions regarding the materiality of over and under accruals

In management’s opinion, the over and under accruals related to future POS credits during 2003, 2004, and 2005, including interim periods, have been immaterial to the

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Company’s overall results of operations for the respective periods. In addition, management believes the over accruals related to sales returns during the same periods were appropriate given the Company’s history with EBV, and were calculated using a consistently applied methodology.

The following schedule reflects, for each quarter-end during the years 2003 through 2005, the net over accrual (i.e., under reporting of revenue) when both the POS credit over/under accrual and the excess inventory over accrual are combined. Also provided is the percentage of the Company’s consolidated quarterly and year-to-date revenues these quarterly over accruals represent.

[***]

When combined, the net over accrual resulting from both components of the EBV reserves is also considered by management to be immaterial to the Company’s overall results of operations for each respective quarterly period. This is particularly true when one considers that, as it relates to the excess inventory accrual, the amounts included above relate only to the revenues deferred by the Company. In addition to the quarterly deferrals of revenue related to EBV’s excess inventory, the Company also defers the cost of goods sold related to these sales. So, in effect, in any given quarter the impact of the excess inventory deferral on the Company’s overall results of operations is the deferral of the gross margin on these sales.

Comparison of EBV revenues actually reported to EBV revenues on a “sell-through” basis

Notwithstanding the analyses already presented, as well as management’s conclusions regarding materiality, we also believe that, had the Company been reporting revenues on sales made to EBV on a “sell-through” basis, actual results of operations for the years 2003, 2004, and 2005, including interim periods, would have been substantially the same as those actually reported. To this end, we have prepared the following analysis for the Staff’s review, which compares our actual reported EBV revenues to those that would have been reported on a “sell-through” basis.

[***]

Given this analysis, coupled with those presented above, management is confident that revenues and results of operations reported during 2003, 2004, and 2005, including interim periods, were materially correct and were not misleading to investors or other readers of the Company’s financial statements.

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Echelon’s management acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed prepaid self-addressed envelope.

Please contact the undersigned at (408) 938-5243 or Mike Marszewski, Vice President and Corporate Controller, at (408) 938-5230 with any questions you may have regarding this response. Thank you for your assistance.

Very truly yours,

/s/ Oliver R. Stanfield
Oliver R. Stanfield
Executive Vice President and Chief Financial Officer

Cc:	Kathleen Bloch, Echelon Corporation

Mike Marszewski, Echelon Corporation